File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

(Filed August 9, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 9, 2006

Press Release

Vitro Announces Successful Closing of US$110 million

Senior Short Term Guaranteed Notes Issued by Vitro Envases

Norteamerica, S.A. de C.V.

San Pedro Garza Garcia, Nuevo Leon, Mexico - August 9, 2006 - Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) today announced that its subsidiary, Vitro Envases Norteamerica, S.A. de C.V. ("VENA"), Vitro's glass containers division, successfully closed the issuance of US$110 million aggregate principal amount of Senior Short Term Guaranteed Notes ("the Notes").

The Notes have a 12-month maturity and a 10 percent interest rate. The net proceeds will be used to prepay the US$105 million Loan Agreement with Credit Suisse at VENA.

The market reacted very positively to the offering, which was oversubscribed by 40%. This oversubscription, coupled with a lower interest rate than the loan to be prepaid, demonstrates VENA's ability to access the market on more favorable terms.

"This transaction is in line with our financial strategy to lower interest rates. It also reflects VENA's strong performance and the market's recognition of a clear decoupling of VENA's risk from that of the Holding Company. In addition it is the result of Vitro's positive trend and the acknowledgment that we are delivering on our promises", commented Alvaro Rodriguez, Vitro's CFO.

The arranger and dealer of the Notes was BCP Securities, LLC

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: August 9, 2006